Second amended and restated term sheet†
To prospectus dated November 14, 2011,
prospectus supplement dated November 14, 2011
product supplement no. 1-I dated November 14, 2011 and
underlying supplement no. 1-I dated November 14, 2011	Second amended and restated term sheet to Product Supplement No. 1-I Registration Statement No. 333-177923 Dated May 21, 2012; Rule 433

Structured Investments	$ Callable Range Accrual Notes linked to the Six-Month USD LIBOR and the S&P 500® Index due May 31, 2027

General

•	The notes are designed for investors who seek interest payments linked to the Six-Month USD LIBOR and the S&P 500® Index, while seeking payment of their principal in full at maturity. For each interest payment period, interest will accrue at the Interest Factor of 6.65% per annum only on calendar days with respect to which (a) the Six-Month USD LIBOR as of the applicable Accrual Determination Date is less than or equal to the LIBOR Strike of 6.00% and (b) the closing level of the S&P 500® Index as of the applicable Accrual Determination Date is greater than or equal to the Index Strike of 1000. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
•	Senior unsecured obligations of JPMorgan Chase & Co. maturing May 31, 2027, subject to postponement as described below
•	Minimum denominations of $1,000 and integral multiples thereof
•	At our option, we may redeem the notes, in whole but not in part, on any of the specified Redemption Dates by providing at least 5 business days’ notice. If the notes are redeemed, you will receive on the applicable Redemption Date a cash payment equal to $1,000 for each $1,000 principal amount note redeemed.
•	The terms of the notes as set forth below, to the extent they differ or conflict with those set forth in the accompanying product supplement no. 1-I, will supersede the terms set forth in product supplement no. 1-I. In particular, whether the Accrual Provision is satisfied will depend on the Six-Month USD LIBOR and the Index Level on the applicable Accrual Determination Date (rather than on the Six-Month USD LIBOR on a LIBOR Determination Date and the Index Level on an Equity Index Determination Date as described in product supplement 1-I), as set forth below, and interest will be payable to the holders of record at the close of business on the business day immediately preceding the applicable Interest Payment Date or Redemption Date. Please refer to “Additional Key Terms — Accrual Provision,” “Additional Key Terms — Accrual Determination Date,” “Key Terms — Redemption Feature” and “Selected Purchase Considerations — Quarterly Interest Payments” in this second amended and restated term sheet for more information.
•	The notes are expected to price on or about May 25, 2012 and are expected to settle on or about May 31, 2012.

Key Terms

Pricing Date:	May 25, 2012; provided, however that if such day is not a Business Day, then the Pricing Date will be the preceding day that is a Business Day.
Issue Date:	May 31, 2012; provided, however that if such day is not a Business Day, then the Issue Date will be the preceding day that is a Business Day.
Maturity Date:	May 31, 2027; provided, however that if such day is not a Business Day, then the Issue Date will be the preceding day that is a Business Day.
Payment at Maturity:	If the notes have not been redeemed, at maturity you will receive a cash payment for each $1,000 principal amount note of $1,000 plus any accrued and unpaid interest.
Redemption Feature:	At our option, we may redeem the notes, in whole but not in part, on the last calendar day of February, May, August and November of each year, commencing May 31, 2013 (each, a “Redemption Date”) by providing at least 5 business days’ notice; provided, however, that if any Redemption Date is not a business day, then such Redemption Date shall be the preceding business day. If the notes are redeemed, you will receive on the applicable Redemption Date a cash payment equal to $1,000 for each $1,000 principal amount note redeemed. Any accrued and unpaid interest on notes redeemed will be paid to the person who is the holder of record of such notes at the close of business on the business day immediately preceding the applicable Redemption Date.
Interest:

With respect to each Interest Period, for each $1,000 principal amount note, the interest payment will be calculated as follows:

$1,000 × Interest Rate × (number of days in the Interest Period / 360),

where the number of days in the Interest Period will be calculated on the basis of a year of 360 days with twelve months of thirty days each.

Interest Rate:	With respect to each Interest Period, a rate per annum, calculated as follows:
	Interest Factor ×	Variable Days Actual Days	, where
“Variable Days” is the actual number of calendar days during such Interest Period on which the Accrual Provision is satisfied, and “Actual Days” means, with respect to each Interest Payment Date, the actual number of calendar days in the Interest Period.
The Interest Rate may not equal the Interest Factor during any Interest Period. The Interest Rate will depend on the number of calendar days during any given Interest Period on which the Accrual Provision is satisfied and may be zero.
Interest Factor:	6.65% per annum
Interest Period:	The period beginning on and including the issue date of the notes and ending on but excluding the first Interest Payment Date and each successive period beginning on and including an Interest Payment Date and ending on but excluding the next succeeding Interest Payment Date
Other Key Terms:	Please see “Additional Key Terms” in this second amended and restated term sheet for other key terms.

† This second amended and restated term sheet amends and restates and supersedes the amended and restated term sheet related hereto dated May 16, 2012 to product supplement no. 1-I in its entirety (the term sheet dated May 16, 2012 is available on the SEC website at: (http://sec.gov/Archives/edgar/data/19617/000089109212002882/e48525fwp.htm)

Investing in the Callable Range Accrual Notes involves a number of risks. See “Risk Factors” beginning on page PS-13 of the accompanying product supplement no. 1-I, “Risk Factors” beginning on page US-1 of the accompanying underlying supplement no. 1-I and “Selected Risk Considerations” beginning on page TS-3 of this second amended and restated term sheet.

Neither the U.S. Securities and Exchange Commission, or SEC, nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this second amended and restated term sheet, the accompanying product supplement no. 1-I, the accompanying underlying supplement no. 1-I or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)(2)(3)	Fees and Commissions (1)(2)	Proceeds to Us
Per note	At variable prices	$	$
Total	At variable prices	$	$

(1) The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.

(2) If the notes priced today, J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., would receive a commission of approximately $55.00 per $1,000 principal amount note and would use a portion of that commission to allow selling concessions to other affiliated or unaffiliated dealers of approximately $25.00 per $1,000 principal amount note.  This commission will include the projected profits that our affiliates expect to realize, some of which may be allowed to other unaffiliated dealers, for assuming risks inherent in hedging our obligations under the notes. The actual commission received by JPMS may be more or less than $55.00 and will depend on market conditions on the pricing date. In no event will the commission received by JPMS, which includes concessions that may be allowed to other dealers, exceed $75.00 per $1,000 principal amount note. See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-42 of the accompanying product supplement no. 1-I.

(3) JPMS proposes to offer the notes from time to time for resale in one or more negotiated transactions, or otherwise, at varying prices to be determined at the time of each sale, which may be at market prices prevailing at the time of sale, at prices related to such prevailing prices or at negotiated prices, provided that such prices will not be less than $975.00 per $1,000 principal amount note and not more than $1,000 per $1,000 principal amount note. See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-42 of the accompanying product supplement no. 1-I.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

May 21, 2012

Recent Developments

One credit rating agency has downgraded our long-term senior debt rating, and another has placed us on negative watch for possible downgrade.  These actions followed our disclosure on May 10, 2012, that our Chief Investment Office (which is part of our Corporate segment) has had, since the end of the first quarter of 2012, significant mark-to-market losses in our synthetic credit portfolio, partially offset by securities gains.  We disclosed that the Chief Investment Office’s synthetic credit portfolio has proven to be riskier, more volatile and less effective as an economic hedge than we had previously believed.  We are currently repositioning the portfolio in conjunction with our assessment of our overall credit exposure; as this repositioning is being effected in a manner designed to maximize economic value, we may hold certain of our current synthetic credit positions for the longer term and, accordingly, the net income in our Corporate segment will likely be more volatile in future periods than it has been in the past. These and any future losses may lead to heightened regulatory scrutiny and additional regulatory or legal proceedings against us, and may continue to adversely affect our credit ratings and credit spreads and, as a result, the market value of the notes.  See our quarterly report on Form 10-Q for the quarter ended March 31, 2012; "Risk Factors — Risk Management — JPMorgan Chase's framework for managing risks may not be effective in mitigating risk and loss to the Firm" in our annual report on Form 10-K for the year ended December 31, 2011; and "Selected Risk Considerations — Credit Risk of JPMorgan Chase & Co." in this second amended and restated term sheet for further discussion.

Additional Terms Specific to the Notes

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this second amended and restated term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, underlying supplement no. 1-I, product supplement no. 1-I and this second amended and restated term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

You should read this second amended and restated term sheet together with the prospectus dated November 14, 2011, as supplemented by the prospectus supplement dated November 14, 2011 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 1-I dated November 14, 2011 and underlying supplement no. 1-I dated November 14, 2011. This second amended and restated term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. This second amended and restated term sheet amends and restates and supersedes the amended and restated term sheet related hereto dated May 16, 2012 to product supplement no. 1-I in its entirety. You should rely only on the information contained in this second amended and restated term sheet and in the documents listed below in connection with your investment in the notes. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 1-I and the accompanying underlying supplement no. 1-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 1-I dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007588/e46195_424b2.pdf
•	Underlying supplement no. 1-I dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007615/e46154_424b2.pdf
•	Prospectus supplement dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf
•	Prospectus dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this second amended and restated term sheet, the “Company,” “we,” “us” and “our” refer to JPMorgan Chase & Co.

Additional Key Terms

Interest Payment Dates:	Interest on the notes will be payable quarterly in arrears on the last calendar day of February, May, August and November of each year (each such date, an “Interest Payment Date”), commencing August 31, 2012, up to and including the Interest Payment Date corresponding to the Maturity Date, or, if the notes have been redeemed, the applicable Redemption Date. See “Selected Purchase Considerations — Quarterly Interest Payments” in this second amended and restated term sheet for more information.
Accrual Provision:	For each Interest Period, the Accrual Provision shall be deemed to have been satisfied on each calendar day during such Interest Period on which both (a) the Six-Month USD LIBOR, as determined on the Accrual Determination Date relating to such calendar day, is less than or equal to the LIBOR Strike and (b) the Index Level, as determined on the Accrual Determination Date relating to such calendar day, is greater than or equal to the Index Strike. If the Six-Month USD LIBOR determined on any Accrual Determination Date relating to a calendar day is greater than the LIBOR Strike and/or the Index Level as determined on the Accrual Determination Date relating to such calendar day is less than the Index Strike, then the Accrual Provision shall be deemed not to have been satisfied for such calendar day.
LIBOR Strike:	6.00%
Index Strike:	1000
Six-Month USD LIBOR:	For each Accrual Determination Date, the Six-Month USD LIBOR refers to the London Interbank Offered Rate for deposits in U.S. dollars with a Designated Maturity of six months that appears on Reuters page “LIBOR01” under the heading “6Mo” (or any successor page) at approximately 11:00 a.m., London time, on such Accrual Determination Date, as determined by the calculation agent. If on such Accrual Determination Date, the Six-Month USD LIBOR cannot be determined by reference to Reuters page “LIBOR01” (or any successor page), then the calculation agent will determine
JPMorgan Structured Investments —	TS-2
Callable Range Accrual Notes linked to the Six-Month USD LIBOR and the S&P 500® Index the Six-Month USD LIBOR in accordance with the procedures set forth in the accompanying product supplement no. 1-I under “Description of Notes — Interest — The Underlying Rates— LIBOR Rate.”
Index Level:	On any Trading Day, the official closing level of the S&P 500® Index (the “Index”) published following the regular official weekday close of trading for the S&P 500® Index on Bloomberg Professional® Service page “SPX Index HP” on such Trading Day. If a market disruption event exists with respect to the S&P 500® Index on any Accrual Determination Date, the Index Level on the immediately preceding Accrual Determination Date for which no market disruption event occurs or is continuing will be the Index Level for such disrupted Accrual Determination Date (and will also be the Index Level for the originally scheduled Accrual Determination Date). In certain circumstances, the Index Level will be based on the alternative calculation of the S&P 500® Index as described under “General Terms of Notes — Discontinuation of an Equity Index; Alteration of Method of Calculation” in the accompanying product supplement no. 1-I.
Accrual Determination Date:	For each calendar day during an Interest Period, the second Trading Day prior to such calendar day. Notwithstanding the foregoing, for all calendar days in the Exclusion Period, the Accrual Determination Date will be the first Trading Day that precedes such Exclusion Period.
Exclusion Period:	The period commencing on the seventh Business Day prior to but excluding each Interest Payment Date.
Trading Day:	A day, as determined by the calculation agent, on which (a) trading is generally conducted on (i) the relevant exchanges for securities underlying the S&P 500® Index or the relevant successor index, if applicable, and (ii) the exchanges on which futures or options contracts related to the S&P 500® Index or the relevant successor index, if applicable, are traded, other than a day on which trading on such relevant exchange or exchange on which such futures or options contracts are traded is scheduled to close prior to its regular weekday closing time, and (b) commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in London.
Business Day:	Any day other than a day on which banking institutions in the City of New York are authorized or required by law, regulation or executive order to close or a day on which transactions in dollars are not conducted
CUSIP:	48125VUS7

Selected Purchase Considerations

•	PRESERVATION OF CAPITAL AT MATURITY OR UPON REDEMPTION — We will pay you at least 100% of the principal amount of your notes if you hold the notes to maturity or upon redemption, regardless of whether the Accrual Provision is satisfied for any calendar day of any Interest Period. Because the notes are our senior unsecured obligations, payment of any amount at maturity or upon redemption is subject to our ability to pay our obligations as they become due.
•	QUARTERLY INTEREST PAYMENTS — The notes offer quarterly interest payments at the applicable Interest Rate. Interest will accrue at a rate per annum equal to the product of (1) the Interest Factor and (2) the Variable Days divided by the Actual Days. Interest, if any, will be payable quarterly in arrears on the last calendar day of February, May, August and November of each year (each such date, an “Interest Payment Date”), commencing August 31, 2012, to and including the Interest Payment Date corresponding to the Maturity Date, to the holders of record at the close of business on the business day immediately preceding the applicable Interest Payment Date. If an Interest Payment Date is not a business day, payment will be made on the business day immediately preceding such day, provided that any interest payment on such Interest Payment Date, as postponed, will accrue to but excluding such Interest Payment Date, as postponed.
•	POTENTIAL QUARTERLY REDEMPTION BY US AT OUR OPTION — At our option, we may redeem the notes, in whole but not in part, on the last calendar day of February, May, August and November of each year (each such date, a “Redemption Date”), commencing May 31, 2013 for a cash payment equal to $1,000 for each $1,000 principal amount note redeemed. Any accrued and unpaid interest on notes redeemed will be paid to the person who is the holder of record of such notes at the close of business on the business day immediately preceding the applicable Redemption Date.
•	DIVERSIFICATION OF THE S&P 500® INDEX — The return on the notes is linked to the S&P 500® Index. The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. For additional information about the Index, see the information set forth under “The S&P 500® Index” in the accompanying underlying supplement no. 1-I.
•	TREATED AS VARIABLE RATE DEBT INSTRUMENTS — You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 1-I. You and we agree to treat the notes as “variable rate debt instruments” for U.S. federal income tax purposes. Assuming this characterization is respected, interest paid on the notes will generally be taxable to you as ordinary interest income at the time it accrues or is received in accordance with your method of accounting for U.S. federal income tax purposes. In general, gain or loss realized on the sale, exchange or other disposition of the notes will be capital gain or loss. Prospective purchasers are urged to consult their own tax advisers regarding the U.S. federal income tax consequences of an investment in the notes. Purchasers who are not initial purchasers of notes at their issue price on the issue date should consult their tax advisers with respect to the tax consequences of an investment in the notes, and the potential application of special rules.

Subject to certain assumptions and representations received from us, the discussion in this section entitled “Treated As Variable Rate Debt Instruments”, when read in combination with the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement, constitutes the full opinion of Sidley Austin llp regarding the material U.S. federal income tax treatment of owning and disposing of the notes.

Selected Risk Considerations

An investment in the notes involves significant risks. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 1-I dated November 14, 2011 and the accompanying underlying supplement no. 1-I dated November 14, 2011.

•	THE NOTES ARE NOT ORDINARY DEBT SECURITIES; THE INTEREST RATE ON THE NOTES IS NOT FIXED BUT IS VARIABLE — The rate of interest paid by us on the notes for each Interest Period is not fixed, but will vary depending on whether the Accrual Provision is satisfied, and whether such Accrual Provision is satisfied will depend on the daily fluctuations in the Six-Month USD LIBOR and the Index Level. Consequently, the return on the notes may be less than those otherwise payable on debt issued by us with similar maturities. Although the variable interest rate on the notes is determined, in part, by
JPMorgan Structured Investments —	TS-3
Callable Range Accrual Notes linked to the Six-Month USD LIBOR and the S&P 500® Index reference to the Six-Month USD LIBOR and the Index Level, the notes do not actually pay interest at the Six-Month USD LIBOR nor do they track the Index Level. You should consider, among other things, the overall annual percentage rate of interest to maturity as compared to other equivalent investment alternatives.

•	The interest rate on the notes is limited by the interest factor —The Interest Rate for each Interest Period will be limited by the Interest Factor. Interest will accrue at a rate per annum equal to the product of (1) the Interest Factor of 6.65% per annum and (2) the Variable Days divided by the Actual Days. As a result, the Interest Rate for any Interest Period will never exceed the Interest Factor.
•	The interest rate on the notes is based on an Accrual Provision linked to the Six-Month USD LIBOR and the INDEX LEVEL, which may result in an interest rate of zero — Although the maximum rate is equal to the Interest Factor of 6.65% per annum, for every calendar day during any Interest Period on which the Accrual Provision is not satisfied, the Interest Rate for that Interest Period will be reduced. We cannot predict the factors that may cause the Accrual Provision to be satisfied, or not, on any calendar day. The amount of interest you accrue on the notes in any Interest Period may decrease even if the applicable Six-Month USD LIBOR decreases or the Index Level increases. If the Accrual Provision is not satisfied for an entire Interest Period, the Interest Rate for such period would be zero. In that event, you will not be compensated for any loss in value due to inflation and other factors relating to the value of money over time during such period.
•	CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to affect adversely the value of the notes. If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.

In particular, one credit rating agency has downgraded our long-term senior debt rating, and another has placed us on negative watch for possible downgrade.  These actions followed our disclosure on May 10, 2012, that our Chief Investment Office (which is part of our Corporate segment) has had, since the end of the first quarter of 2012, significant mark-to-market losses in our synthetic credit portfolio, partially offset by securities gains.  These and any future losses may lead to heightened regulatory scrutiny and additional regulatory or legal proceedings against us, and may continue to adversely affect our credit ratings and credit spreads and, as a result, the market value of the notes.  See "Recent Developments" in this second amended and restated term sheet; our quarterly report on Form 10-Q for the quarter ended March 31, 2012 and "Risk Factors — Risk Management — JPMorgan Chase's framework for managing risks may not be effective in mitigating risk and loss to the Firm" in our annual report on Form 10-K for the year ended December 31, 2011 for further discussion.

•	POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, our economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our business activities, including hedging and trading activities for our own accounts or on behalf of customers, could cause our economic interests to be adverse to yours and could adversely affect any payments on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to “Risk Factors — Risks Relating to the Notes Generally” in the accompanying product supplement for additional information about these risks.
•	THE REDEMPTION FEATURE MAY FORCE A POTENTIAL EARLY EXIT — If we redeem the notes, the amount of interest payable on the notes will be less than the full amount of interest that would have been payable if the notes were held to maturity, and, for each $1,000 principal amount note, you will receive $1,000 plus accrued and unpaid interest to but excluding the applicable Redemption Date.
•	REINVESTMENT RISK — If we redeem the notes, the term of the notes may be reduced to as short as one year and you will not receive interest payments after the applicable Redemption Date. There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes at a comparable return and/or with a comparable interest rate for a similar level of risk in the event the notes are redeemed prior to the Maturity Date.
•	CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this second amended and restated term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the Maturity Date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s commission and hedging costs, including those set forth under “Many Economic and Market Factors Will Impact the Value of the Notes” below.

The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

•	The Six-Month USD LIBOR AND the INDEX may be volatile — The Six-Month USD LIBOR is subject to volatility due to a variety of factors affecting interest rates generally and the rates of U.S. Treasury securities specifically, including:
•	sentiment regarding underlying strength in the U.S. and global economies;
•	expectation regarding the level of price inflation;
•	sentiment regarding credit quality in U.S. and global credit markets;
•	central bank policy regarding interest rates; and
•	performance of capital markets.

Recently, the S&P 500® Index has experienced significant volatility. Increases in the Six-Month USD LIBOR or decreases in the Index Level could result in the Accrual Provision not being satisfied and thus in the reduction of interest payable on the notes.

JPMorgan Structured Investments —	TS-4
Callable Range Accrual Notes linked to the Six-Month USD LIBOR and the S&P 500® Index

•	WHETHER THE Accrual PROVISION IS SATISFIED WILL DEPEND ON A NUMBER OF FACTORS, WHICH MAY RESULT IN AN INTEREST RATE OF ZERO — The amount of interest, if any, payable on the notes will depend on a number of factors that can affect the levels of the Six-Month USD LIBOR and the Index Level including, but not limited to:
•	changes in, or perceptions about, future Six-Month USD LIBOR and Index Levels;
•	general economic conditions;
•	prevailing interest rates;
•	the dividend rates on the equity securities underlying the S&P 500® Index; and
•	policy of the Federal Reserve Board regarding interest rates.

These and other factors may have a negative impact on the payment of interest on the notes. In addition, these and other factors may have a negative impact on the value of your notes in the secondary market.

•	the method of determining the interest rate for any Interest Period may not directly correlate with actual levels of the applicable Six-Month USD LIBOR OR THE INDEX LEVEL — The determination of the Interest Rate payable for any Interest Period will be based, in part, on the Six-Month USD LIBOR and the Index Level, but it will not directly correlate with actual levels of the underlying Six-Month USD LIBOR or the Index Level. We will use the Six-Month USD LIBOR and Index Level on each Accrual Determination Date to determine whether the Accrual Provision is satisfied for any calendar day in the applicable Interest Period.
•	LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.
•	NO DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the securities included in the S&P 500® Index would have.
•	HEDGING AND TRADING IN THE UNDERLYINGS — While the notes are outstanding, we or any of our affiliates may carry out hedging activities related to the notes, including trading instruments related to the Six-Month USD LIBOR, the Index and the equity securities included in the Index. We or our affiliates may also trade in the equity securities included in the Index from time to time. Any of these hedging or trading activities as of the Pricing Date and during the term of the notes could affect adversely the likelihood of a redemption or our payment to you at maturity.
•	Variable price reoffering risks — JPMS proposes to offer the notes from time to time for sale at market prices prevailing at the time of sale, at prices related to then-prevailing prices or at negotiated prices, provided that such prices will not be less than $975.00 per $1,000 principal amount note or more than $1,000 per $1,000 principal amount note. Accordingly, there is a risk that the price you pay for the notes will be higher than the prices paid by other investors based on the date and time you make your purchase, from whom you purchase the notes (e.g., directly from JPMS or through a broker or dealer), any related transaction cost (e.g., any brokerage commission), whether you hold your notes in a brokerage account, a fiduciary or fee-based account or another type of account and other market factors beyond our control.
•	MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the levels of the Six-Month USD LIBOR and the Index Level on any day of an Interest Period, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
•	the expected volatility of the Six-Month USD LIBOR and the S&P 500® Index;
•	the time to maturity of the notes;
•	the redemption feature and whether we are expected to redeem the notes, which are likely to limit the value of the notes;
•	the dividend rates on the equity securities underlying the Index;
•	the expected positive or negative correlation between the Six-Month USD LIBOR and the S&P 500® Index, or the expected absence of any such correlation;
•	interest and yield rates in the market generally, as well as the volatility of those rates;
•	the likelihood, or expectation, that the notes will be redeemed by us, based on prevailing market interest rates or otherwise;
•	a variety of economic, financial, political, regulatory and judicial events; and
•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.
•	TAX DISCLOSURE – The information under “Treated As Variable Rate Debt Instruments" in this second amended and restated term sheet remains subject to confirmation by our tax counsel. We will notify you of any revisions to the information under “Treated As Variable Rate Debt Instruments " in a supplement to this second amended and restated term sheet on or before the business day immediately preceding the issue date, or if the information cannot be confirmed by our tax counsel, we may terminate this offering of Notes.
JPMorgan Structured Investments —	TS-5
Callable Range Accrual Notes linked to the Six-Month USD LIBOR and the S&P 500® Index

Hypothetical Examples of Calculation of the Interest Rate on the Notes for an Interest Period

The following examples illustrate how to calculate the Interest Rate on the notes for three hypothetical Interest Periods. For purposes of the following examples, we have assumed that there are 90 days in the applicable Interest Period and that the Six-Month USD LIBOR is less than or equal to the LIBOR Strike of 6.00% per annum. The hypothetical Six-Month USD LIBOR, Index Levels and Interest Rates in the following examples are for illustrative purposes only and may not correspond to the actual Six-Month USD LIBOR, Index Levels or Interest Rates for any Interest Period applicable to a purchaser of the notes. The numbers appearing in the following examples have been rounded for ease of analysis.

Example 1: The Index Level is greater than or equal to the Index Strike on 70 calendar days during the Interest Period. Because the Accrual Provision is satisfied for 70 calendar days and the Interest Factor is 6.65% per annum, the Interest Rate for the Interest Period is 5.17% per annum, calculated as follows:

6.65% × ( 70 / 90 ) = 5.17% per annum

Example 2: The Index Level is greater than or equal to the Index Strike on 50 calendar days during the Interest Period. Because the Accrual Provision is satisfied for 50 calendar days and the Interest Factor is 6.65% per annum, the Interest Rate for the Interest Period is 3.69% per annum, calculated as follows:

6.65% × ( 50 / 90 ) = 3.69% per annum

Example 3: The Index Level is less than the Index Strike on each calendar day during any Interest Period. Regardless of the Interest Factor, because the Accrual Provision is not satisfied on any calendar day, the Interest Rate for the Interest Period is 0.00% per annum.

JPMorgan Structured Investments —	TS-6
Callable Range Accrual Notes linked to the Six-Month USD LIBOR and the S&P 500® Index

Historical Information

The graph below sets forth the weekly historical performance of Six-Month USD LIBOR for the period from January 5, 2007 through May 18, 2012. The Six-Month USD LIBOR on May 18, 2012 was 0.73640%.

We obtained the Six-Month USD LIBOR used to construct the graph below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical levels of the LIBOR should not be taken as an indication of future performance, and no assurance can be given as to the Six-Month USD LIBOR on any of the Accrual Determination Dates. We cannot give you assurance that the performance of the Six-Month USD LIBOR will result in any positive interest payments.

The following graph sets forth the weekly historical performance of the S&P 500® Index for the period from January 5, 2007 through May 18, 2012. The Index closing level on May 18, 2012 was 1295.22.

We obtained the Index Levels used to construct the graph below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index Level on any of the Accrual Determination Dates. We cannot give you assurance that the performance of the Index will result in any positive interest payments.

JPMorgan Structured Investments —	TS-7
Callable Range Accrual Notes linked to the Six-Month USD LIBOR and the S&P 500® Index